January 30, 2007

By facsimile to (352) 473-6572 and U.S. Mail

Mr. Timothy C. Adams
President and Chief Operating Officer
American Access Technologies, Inc.
6670 Spring Lake Road
Keystone Heights, FL 32656

Re:	American Access Technologies, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed January 3, 2007
	Annual Report on Form 10-KSB for the fiscal year ended
December
31, 2005
	and Subsequent Exchange Act Reports
	File No. 0-24575

Dear Mr. Adams:

      We reviewed the filings and have the comments below.

      Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Notice to Stockholders

1. Explain briefly the substance of the proposed amendment to article
XII of the bylaws.  Similarly, revise the form of proxy.


Pre14A
General

2. Please update the financial statements and related financial disclosures, as necessary, to comply with Rule 3-12 of Regulation
S-
X.

3. Please tell us what consideration you gave to presenting three years of audited financial statements for M & I since they do not qualify as a small business issuer under Regulation S-B. Refer to Rules 3-01 and 3-02 of Regulation S-X.

Interests of certain persons in the merger, pages 4 and 27

4. For any interests of directors and officers in the merger that are different from or in addition to those of other stockholders` interests, not only describe but also quantify all the interests of each person individually, including cash payments under any employment, retention, severance, or directorship agreements and upon the exercise of any outstanding stock options and stock purchase warrants in connection with the proposed merger transaction. Consider presenting this information in bullet points or tabular format so that it is easier for stockholders to read and understand.
We note the disclosures relating to unexercised in-the-money options and executive employment agreements on page 81.

Proposal No. 6.  Amendment to Article XII of our By-laws, page 5

5. Expand the disclosure to indicate that under the proposed amendment the board may not amend or repeal any bylaw adopted by the stockholders if the stockholders specifically provide that the bylaw is not subject to amendment or repeal by the board. We note the disclosure on page 70.

Certain Risks Associated with the Merger, page 7

6. We note the statement that "Additional risks and uncertainties not presently recognized or that we currently deem immaterial may also affect our business and results of operations and the business and results of operations of M & I." Since you are required to disclose all risks that you believe are material, please delete. We note similar disclosure in the 10-KSB and subsequent 10-QSBs. Please revise in future filings.

Change in the board of directors and management, page 7

7. Identify here the four new directors whom M&I Electric
Industries,
Inc. or M&I has selected.
The common stock issued pursuant to the merger could result in significant "market overhang" which could restrain or limit increases in the market value of our common stock, page 8

8. Since the shares being issued to M&I stockholders are not being registered, make clear that the shares may not be resold, absent registration or an exemption from registration. Also disclose whether M&I stockholders are entitled to any registration rights, and, if so, indicate elsewhere in the proxy statement what the material provisions of the rights are.

Compliance with securities laws, page 9

9. Specify the Securities Act`s section or the Commission`s rule under which you are claiming exemption from registration. Tell us the facts relied upon to make the exemption available. We note the disclosure in the seventh bullet point on page 57.

Risks Related to M&I, page 9

10. The second risk factor on page 10 states that M&I relies on a few key employees. Identify the key employees upon whom M&I relies.

11. The first risk factor on page 11 states that 32% of M&I`s revenues in 2005 were obtained from projects and business operations outside of the United States. Disclose the countries outside of the
United States in which M&I obtained revenues from projects and business operations in 2005 and, if reasonably ascertainable, in 2006.

Merger structure, page 13

12. We note that exhibit C to the agreement and plan of merger attached as annex A to the proxy statement relates to the exchange ratio. Describe clearly in the proxy statement how the exchange ratio is calculated, and consider including exhibit C in annex A.

13. Notwithstanding the disclaimers relating to the representations and warranties in the last paragraph on page 13, AATK is responsible for considering whether additional specific disclosures in the proxy statement are required to put into context information about the representations and warranties so that the information in the proxy statement is not misleading. Please confirm your understanding.

Background of the merger, page 14

14. Throughout this subsection, identify the members of management who participated in the various meetings leading up to the proposal to engage in this transaction. For example, you refer to M&I management in the sixth paragraph on page 14 and to John Untereker in the eleventh paragraph on page 14.  We note the disclosure on page
25
that Mr. Untereker is vice president and chief financial officer of
M&I.

15. In the second paragraph on page 14, indicate in what capacity
Mr.
Stuart Schube acted on M&I`s behalf. We note the disclosure on page
24 that Mr. Schube has been president of Acorn Ventures, Inc.
since
November 1986 and the disclosure on page 55 that Mr. Schube is the general partner of Pebblebrook Partners, LTD.

16. You state in the first paragraph on page 15 that both companies agreed to extend the deadline for execution of a definitive agreement. Specify the dates of the initial deadline and the extended deadline.

Our reasons for proposing the acquisition of M & I, page 15

17. Summarize the board`s discussion and analysis of the alternative acquisitions here and in the Background section and explain how the alternatives informed the board`s decision that the M&I acquisition is in the best interests of AATK. We note the disclosures relating to Howard Frazier Barker Elliott, Inc. or HFBE and AATK`s management under "Assessment of strategic alternatives to the merger" on pages
21-22. Please also disclose why the board rejected these alternatives in the Background section.

18. Disclosure states that before approving the merger agreement, AATK`s board of directors sought to identify and consider the significant benefits and risks anticipated from the potential business combination with M&I. Expand the disclosure to include a meaningful discussion and analysis of how the board considered the risks anticipated from the potential business combination with M&I, and explain how the risks impacted the board`s determination.

Opinion of our financial advisor, page 16

19. Revise the opinion attached as annex B to the proxy statement:

* To remove the word "sole" from the statement in the sixth paragraph that "The Opinion of HFBE was undertaken at the sole behest of and for the sole benefit of the Board" since shareholders should be entitled to rely on the opinion

* To include a clear statement that HFBE consents to the use of its opinion and the related disclosure in the proxy statement.

20. Provide with any outlines, summaries, reports, or board books prepared and furnished by HFBE to AATK`s board of directors.

Business and Financial Overviews, page 18

21. Disclosure states that HFBE observed that AATK management had made significant reductions to its prior estimates for EBITDA and to a lesser extent revenues for 2006 and 2007. Absent additional disclosure, it is unclear whether and to what extent AATK management`s reductions to its prior estimates were considered by HFBE in its comparable company and comparable transaction analyses.
Please revise.

Comparable Company Analysis, page 18

22. Confirm, if true, that no company identified as meeting the selection criteria for the comparable company analysis was excluded from the analysis.

23. Disclosure states that HFBE:

* Calculated the multiples implied by each comparable company`s enterprise value in relation to the latest 12 months EBITDA and projected 2006 and 2007 EBITDA and reviewed each company`s market price per share in relation to the latest 12 months and projected 2006 and 2007 earnings per share.

* Then applied a selected range of multiples to M&I`s corresponding financial data and calculated a reference range of implied enterprise values for M&I of $22.2 million to $29.6 million.

Disclose the range of comparable multiples calculated by HFBE and the selected range of multiples applied by HFBE to M&I`s corresponding financial data, and indicate how the reference range for M&I compares to the merger consideration.

Comparable Transaction Analysis, page 19

24. Disclosure states that HFBE calculated transaction values as a multiple of the latest 12 months and projected EBITDA for the target companies and calculated a reference range of implied enterprise values for M&I of $18.9 million to $22.1 million. Disclose the range of selected transaction multiples, and indicate how the reference range for M&I compares to the merger consideration.


Discounted Cash Flow Analysis, page 19

25. Disclosure states that the discounted cash flow analysis resulted in an implied reference range of equity values for M&I of $21.0 million to $27.0 million. Disclose how the range compares to the merger consideration.

Material federal income tax consequences of the merger for American
Access and American Access stockholders, page 23

26. Delete the word "certain" in the first sentence because the word may imply that the summary does not include all of the material federal income tax consequences of the reorganization.

27. We note the "assumes" language in the third paragraph. Revise to remove any uncertainty about the transaction`s federal income tax treatment.

Board of directors and executive officers after the merger, page
24

28. As appropriate, continue to update the disclosure on the one designee of M&I to the board not yet identified.

29. In the biographical paragraph of Mr. Lamar Nash on page 25, describe briefly his business experience during the past five years.
See Item 401(a)(4) of Regulation S-B.

Voting agreements, page 26

30. Identify the M&I stockholders and the AATK stockholders who have entered into voting agreements.

Technical Products & Services, page 28

31. Generally, explain the meaning of an abbreviation or acronym when introduced in the document. For example, refer to "AC," "DC," and "HMI" in the first paragraph here and "FMS" in the fourth paragraph on page 71. Please revise.

Selected Historical Financial Data of M & I, page 34

32. Please tell us what consideration you gave to presenting five years of selected financial data for M & I since they do not qualify as a small business issuer under Regulation S-B. Refer to Item 14(b)(8) of Schedule 14A. Also refer to Item 14(c)(2) of Schedule 14A and Item 17 of Form S-4.

33. Please disclose cash dividends per share for M & I as required by
Item 301 of Regulation S-K. In this regard, we read on page 38 that they paid cash dividends during 2005. In addition, please tell us what consideration you gave to disclosing net income per share for M
& I as required by Item 301 of Regulation S-K.

Selected Unaudited Pro Forma Condensed Combined Financial Data,
page
36

34. Please tell us what consideration you gave to disclosing cash dividends per share. Refer to Item 14(b)(9) of Schedule 14A. In this regard, we note that M & I is the accounting acquirer, and that
M & I had cash dividends in 2005.

Comparative Per Share Data, page 37

35. Please tell us what consideration you gave to disclosing historical per share data for M & I and equivalent pro forma per share data. Also tell us what consideration you gave to disclosing cash dividends per share. Refer to Item 14(b)(10) of Schedule
14A.

Management`s Discussion and Analysis of M & I, page 39

36. We note your segmental analysis of results of operations.
Please
ensure that the segmental revenues discussed here are consistent with the segmental revenues shown in your segment footnotes.

Unaudited Pro Forma Condensed Combined Financial Data, page 48

37. We note your calculation of the preliminary estimated purchase price in footnote 2. Please tell us what consideration you gave to including the fair value of American Access` outstanding stock options and warrants and direct acquisition costs in the calculation of the total purchase price. If you do not believe that these items are material, please revise your disclosure to clarify this.

38. Based on the disclosures in footnotes 1 and 3, we assume that you believe that the book value of American Access` net assets equals its fair value. If our understanding is true, please tell us how you determined that no additional adjustments were necessary to reflect the fair value of assets acquired and liabilities assumed. Your response should specifically address how you valued the acquired property, plant and equipment, along with how you determined that there were no identifiable acquired intangible assets apart from goodwill, other than American Access` patents.

39. Based on your disclosures on pages 8 and 27, it appears that you
expect the total merger-related costs to be between $500,000 and
$1.1
million. Please revise your footnotes to clarify whether these costs are already included in the historical financial statements. If not, please tell us what consideration you gave to accruing these and any other directly related non-recurring charges in your pro forma balance sheet. Refer to Article 11-02(b)(6) of Regulation S-X.

40. Please tell us what consideration you gave to revising the line item labeled "net income (loss)" on your pro forma income statements to read "net income before nonrecurring charges directly attributable to the transaction." Material nonrecurring charges and credits that will be included in your income in the 12 months following the close of the transaction should be explained in a pro forma footnote. Refer to Article 11-02(b)(5) of Regulation S-X.

41. Please revise your pro forma income statements to disclose historical and pro forma basic and diluted earnings per share data consistent with Article 11-02(b)(7) of Regulation S-X. Please disclose the calculation of basic and diluted weighted average shares outstanding used to calculate this per share data in a pro forma footnote.

42. We read on page 59 that you will modify the stock options held by the directors of American Access prior to the close of the merger. Please supplementally explain to us how you will account for this modification, and tell us what consideration you gave to reflecting this modification in your pro forma financial statements.

43. Please tell us what consideration, if any, you have given to determining the operating and reportable segments of the post-merger entity. If you have not yet considered this matter, please confirm to us that once the merger has closed, you will carefully assess the requirements of SFAS 131 in determining your segments. In this regard, based on the very different products and services that are offered by M & I and American Access, it is unclear to us that it would be appropriate to combine any of the currently reported segments.

Conditions to the completion of the merger, page 56

44. In the first bullet point on page 57, expand the disclosure to describe the facts underlying the proceedings and the relief sought, including the amount of any monetary damages. We note the disclosures on pages F-45 and F-53.
Proposal No. 3, page 65

45. Disclosure indicates that the split ratio will be within a range of 1:2 to 1:6. Show in tabular format the result of the stock split for each possible split within the specified range.

46. Tell us whether the reverse stock split is a first step in a going private transaction. We note the disclosure that there will be fewer shares of AATK`s common stock outstanding after the reverse stock split.

47. Indicate the effect that the cash out of fractional shares will have on:

* AATK`s number of shareholders.

* AATK`s number of shareholders of record.

We note the disclosure that the reverse stock split will not affect
AATK`s continuing to be subject to the periodic reporting requirements of the Exchange Act.

Federal Income Tax Consequences of the Reverse Stock Split, page
67

48. Delete the word "certain" in the first sentence because the word may imply that the summary does not include all of the material federal income tax consequences of the reverse stock split.

Nomination of Director Candidates by Stockholders, page 83

49. You make a cross reference to "Stockholder Proposals." We are unable to locate the cross reference. Please revise.

Where You Can Find More Information, page 86

50. Include the Commission`s filing number for filings made by AATK under the Exchange Act.






M & I Electric Industries, Inc. December 31, 2005 Financial
Statements
Accountant`s Compilation Report, page F-3

51. We do not believe that compilation reports are appropriate in any filings because the association of the accountant provides no basis for reliance. Please delete. In addition, please tell us what consideration the auditor gave to the impact of providing these services on their independence. Refer to Rule 2-01(c)(4)(i) of Regulation S-X.

Note 1(j) - Revenue Recognition, page F-10

52. We read that you recognize revenue on firm-price and modified firm-price long-term contracts in excess of $100,000 on the percentage-of-completion method, and you recognize revenue from non-time and material jobs below $100,000 on the completed-contract method. However, based on the description of your business, you appear to provide certain services and products whose revenue may not be appropriately accounted for under either of these methods. For example, you repair motors and generators, provide maintenance and troubleshooting for all types of industrial and oil-related electrical systems, and sell a wide range of electrical product lines for business and industrial needs. Please provide a more detailed description of your revenue recognition policies that clearly addresses each type of service or product you provide and how you recognize the related revenue. For those contracts that you believe should be accounted for as construction contracts under SOP 81-1, please supplementally provide us with your analysis of how you meet the criteria of SOP 81-1, including, where applicable, the guidance in paragraph 22 of SOP 81-1. Please also refer to our guidance on service contracts and the use of SOP 81-1 in Section II(F)(2) of our
Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.
In addition, please be advised that it is not clear to us how or why the dollar value of a contract would determine the appropriate revenue recognition policy. Please demonstrate to us why using a different revenue recognition policy is appropriate or demonstrate that the impact is not material.

Note 3 - Account Receivable-Other, page F-12

53. We note your disclosures regarding insurance proceeds related to hurricane damage. Please revise your financial statements to clarify where and how the proceeds received and receivable and the related losses are recorded in your statement of income. In addition, please explain to us how the fixed asset reduction disclosed on page F-13 is reflected in your statement of cash flows.


Note 8 - Advances to and Investment in Joint Ventures, page F-13

54. Please clarify how you account for inter-company profits on sales to joint ventures.

Note 18 - Segment Reporting, page F-19

55. We note that you are presenting both gross profit and income before income taxes for each reportable segment. Please clarify if or how operating expenses are allocated to your two reportable segments in calculating segmental income before income taxes. In this regard, we note that you do not appear to have allocated operating expenses to your two reportable segments in your annual financial statements; however, on page F-25, you appear to have allocated certain operating expenses to your Technical Products and
Services segment during 2006.  Refer to paragraph 31(b) of SFAS
131.
Also refer to paragraph 31(d) of SFAS 131 for your 2006 financial statements.

M & I Electric Industries, Inc. September 30, 2006 Financial
Statements
General

56. We note that net sales during the period ended September 30,
2006
include approximately $5 million in sales to BOMCO, an entity that you established a joint venture with during March 2006. Please provide additional disclosures regarding the specific nature of these sales, including the material terms of the sales, and address whether the terms of these sales are any different than the terms of sales to unrelated parties.

Note 4 - Segment Information, page F-24

57. We note that you are disclosing identifiable assets by reportable segment. Please revise to reconcile these amounts to your consolidated total assets. Also provide a brief description of the
"corporate and unallocated" assets. Refer to paragraphs 31(c) and 32(c) of SFAS 131.

American Access Technologies December 31, 2005 Financial
Statements
Consolidated Statements of Stockholders` Equity, page F-30

58. We note your references here and throughout the filing to stock warrants that are outstanding. Please revise your footnotes to disclose more information about these warrants, including the following:
* The circumstances under which the warrants were issued;
* The material terms of the warrant issuances, including the number of shares called for by the warrants, the date from which the warrants are exercisable, and the price at which the warrants are exercisable;
* The aggregate amount of stock that could be issued under all warrants that were outstanding at year end; and
* A brief description of how you accounted for the warrants.

Note 15 - Significant Fourth Quarter Adjustments, page F-45

59. Please help us understand the specific nature of each adjustment, including when and how it arose. Please explain to us if and how you determined that each adjustment was recorded in the appropriate period.

Form of Proxy

60. Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

10-KSB/A filed December 20, 2006

Item 8A.  Controls and Procedures

61. We note the revised disclosures made in response to our October
5, 2006 and November 29, 2006 comment letters that "Under the direction of our President and Chief Financial Officer, we evaluated...and concluded that our disclosure controls and procedures were effective as of December 31, 2005." Item 307 of Regulation S-B requires that AATK disclose the conclusions of its principal executive and principal financial officers on the effectiveness of its disclosure controls and procedures. Please revise to state the conclusions of your CEO and CFO.

Signatures

62. AATK`s controller or principal accounting officer also must sign the Form 10-KSB and any amendment to the Form 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the report. See General Instruction C.2. of Form 10-KSB, and revise.





Definitive 14A filed December 5, 2006

Compensation Committee, page 7

63. In future filings, state the number of committee meetings held during the last fiscal year. See Item 7(d)(1) of Schedule 14A.
We
note the disclosure that the entire board of directors sits as the compensation committee.

Stockholder Proposals, page 14

64. In future filings, address also shareholder proposals not based on Rule 14a-8 of Regulation 14A.

8-K dated December 1, 2006 and filed December 4, 2006

      Disclosure states that AATK entered into a definitive merger agreement to acquire M&I on December 1, 2006. Confirm that AATK will file a current report on Form 8-K under Item 2.01 in which it will include the plan and agreement of merger as an exhibit. See Item 2.01(5)(iii) of Form 8-K. If the filing omits schedules or attachments to the agreement, list the schedules or attachments in the index and indicate that they will be provided to the Commission upon request. See Item 601(b)(2) of Regulation S-B. We note that the plan and agreement of merger attached as annex A to the proxy statement omits exhibits A, B, and C to the agreement.

8-K dated November 27, 2006 and filed January 3, 2007

65. Disclosure states that AATK entered into a two year employment agreement with Mr. Erik Wiisanen on November 27, 2006. We note that
AATK filed the report under Item 5.02 and not under Item 1.01 of Form
8-K.  By amendment to the 8-K, file the agreement as an exhibit.
See
Item 1.01 of Form 8-K and instruction 1 to the item.

Closing

	File a revised Pre14A and amendments to the 10-KSB and the 8-K dated November 27, 2006 and filed January 3, 2007 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filings. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the response to the comments. If you think that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filings, the responses to the comments, and any supplemental information.
	We urge all persons responsible for the accuracy and adequacy of the disclosure in the filings reviewed by us to ensure that they have provided all information investors require for an informed decision.
Since AATK and M&I and their managements are in possession of all facts relating to the disclosures in the filing, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide written statements from AATK and M&I in which they acknowledge that:

* AATK and M&I are responsible for the adequacy and accuracy of the disclosure in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* AATK and M&I may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that AATK and M&I provide us in our review of the filings or in response to our comments on the filings.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





   Jennifer R. Hardy
					     Legal Branch Chief



Mr. Timothy C. Adams
January 30, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE